February 6, 2009
VIA EDGAR
Mr. Michael R. Clampitt
Mr. Christian Windsor
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	Capital Corp of the West Form 10-K for Fiscal Year Ended December 31, 2007 Filed April 2, 2008 File No. 000-27384
Dear Mr. Clampitt
We respectfully request a further extension of 21 days, to February 27, 2009, to respond to your comment letter referenced above. In our most recent extension request, we underestimated the time that would be required to coordinate our draft responses, arrange review by our former and present independent accounting firms and finalize our responses. In addition, Management has been required to devote substantial attention to certain urgent operating matters as evidenced by the attached press release, which was included as an exhibit to our Form 8-K filed on January 30, 2009, and as a result has not been able to give the substantial attention required to complete our response to your comments.
If you have any questions regarding this letter, please do not hesitate to contact me at (209) 725-7435. Thank you for your consideration.
Sincerely,
Capital Corp of the West

/s/ David A. Heaberlin David A. Heaberlin
Chief Financial Officer

Capital Corp of the West Reports Preliminary Results of Subsidiary Bank Operations
MERCED, Calif. — January 30, 2009 — Capital Corp of the West (the “Company”) today determined, on a preliminary basis, that it would be required to make a provision for loan losses of approximately $28.5 million in the fourth quarter of 2008, compared with a provision of $11.5 million for the third quarter of 2008. The fourth quarter provision is attributable to continued declines in the appraised values of real property collateral securing loans in the Company’s portfolio, a deteriorating economic environment, downgrades in internal risk ratings, an increase in nonperforming loans and portfolio reviews by third parties including state and federal regulators. Absent further adjustment, the estimated cumulative provision for loan losses for the year ended December 31, 2008, will be approximately $55.4 million.
Additionally, County Bank (the “Bank”) filed its fourth quarter Call Report today with banking authorities. According to the Call Report, preliminary results of operations for 2008 reflect a loss for the year of approximately $96 million, compared to a loss of $2.7 million for 2007. For the fourth quarter of 2008, the Bank incurred a loss of approximately $35.1 million, compared to a loss of $14.3 million for the fourth quarter of 2007. The provision for loan losses in 2008 was $55.4 million, compared to $29.8 million in 2007. Total nonperforming loans at December 31, 2008 were approximately $109 million, or 9% of total loans, compared to $54 million, or 3.6% of total loans at December 31, 2007. The allowance for loan losses at December 31, 2008, was approximately $38.2 million or 3.1% of total loans, compared to $35.8 million, or 2.4% of total loans at December 31, 2007.
As a result of the provision and subject to completion of its year-end review, the Company expects that the Bank’s capital ratios at year end will fall into the “undercapitalized” category under federal capital guidelines. The Bank believes that it needs to raise approximately $75,000,000 in new capital in the near future in order to be capitalized at acceptable levels. The Bank will convert $20,000,000 of tier 2 capital (in the form of a subordinated note) to tier 1 capital upon the Company’s contribution of the note to the Bank. If this adjustment had been effective at December 31, 2008, the Bank’s tier 1 risk-based capital ratio and its leverage ratio would have been in the adequately capitalized category, but its total risk-based capital ratio would have been approximately 6.53%, which is in the undercapitalized range, and the Bank would still be classified as undercapitalized. Except for this adjustment, neither the Company nor the Bank has any investment or sale proposal under active consideration that is likely to result in a successful recapitalization.
As a result of its failure to improve its capital position, the Bank is not in compliance with regulatory agreements requiring additional capital. As previously reported, uncertainty regarding the Company’s ability to obtain additional capital raises substantial doubt about the Company’s ability to continue as a going concern. As a result of the Bank’s cumulative losses, capital position and noncompliance with its regulatory agreements, the Bank’s state and federal banking regulators may take further significant regulatory action.
The FDIC’s general deposit insurance rules raised deposit insurance coverage to $250,000 per depositor (with separate coverage for joint accounts) per insured institution through December 31, 2009. In addition, under the Transaction Account Guarantee Program, the FDIC provides full coverage for (i) non-interest bearing transaction deposit accounts, including all personal and business checking deposit accounts, (ii) NOW accounts earning interest rates of 50 basis points or less and (iii) all attorney client trust accounts through December 31, 2009.
The Company is a one bank holding company with the Bank as its principal subsidiary comprising substantially all of the Company’s assets and business. As a result, the Company was also classified as undercapitalized as of December 31, 2008. As a one bank holding company, the Company’s solvency is dependent primarily on the Bank’s ability to continue as a going concern.

About Capital Corp of the West
Capital Corp of the West, a bank holding company established November 1, 1995, is the parent company of County Bank and is headquartered in Merced, California. With more than 30 years of service as California’s leading regional community bank, County Bank currently operates 39 retail branch offices serving 13 counties throughout California. County Bank’s primary concentration is in California’s Central Valley. As of the latest FDIC data, County Bank has a 7.03 percent market share in the six Central California counties in which it has a significant retail branch presence, ranking County Bank fifth out of 40 financial institutions in that market area.
Contact Information
For further information, contact Capital Corp of the West at 209-725-4540.
Safe Harbor
This press release includes forward-looking statements and information is subject to the “safe harbor” provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition to historical information, this press release includes certain forward-looking statements that are subject to risks and uncertainties and include information about possible or assumed future results of operations. Many possible events or factors could affect the future financial results and performance of the Company. This could cause results or performance to differ materially from those expressed in our forward-looking statements. Words such as “expects”, “anticipates”, “believes”, “estimates”, “intends”, “plans”, “assumes”, “projects”, “predicts”, “forecasts”, variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Certain of these risks, uncertainties and assumptions are discussed in the Risk Factors section of the Company’s Form 10-Q for the quarter ended September 30, 2008 and Form 10-K for the year ended December 31, 2007. Among the factors that may cause future performance to vary significantly from current expectations are uncertainties in the following areas: local, national and international economic conditions; volatility in the credit, equity and other markets; competition; volatility of real estate values and difficulties in obtaining current information on values; the Company’s credit quality and the adequacy of its allowance for loan losses; actions by banking regulators in response to the Company’s loan losses; deposit customer confidence in the Company and the sufficiency of the Company’s cash and liquid assets to meet high levels of withdrawal requests resulting from announcement of unfavorable operating results; availability of borrowings from the Federal Reserve Bank and Federal Home Loan Bank; changes in market interest rates; risks in integrating acquired businesses and branches; regional weather and natural disasters; the possible adverse effect of concentrations in the loan portfolio; the Company’s ability or inability to raise capital; if it is unable to raise capital, the Company’s ability to continue as a going concern; whether the Company’s application to participate in the TARP Capital Program is approved and the ability of the Company to complete the investment transaction if the application is approved; the effect of existing and future regulation of the banking industry and the Company in particular; civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences or acts of this type; outbreak or escalation of hostilities in which the United States is involved, any declaration of war by the U.S. Congress or any other national or international calamity, crisis or emergency. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements.